August 6, 2019

Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  CSAIL 2017-CX10 Commercial Mortgage Trust
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 22, 2019
File No. 333-207361-07

Dear Ms. Bancroft:

We are counsel to Credit Suisse Commercial Mortgage Securities Corp. (“Credit Suisse”) in connection with your letter dated July 30, 2019 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filings”).
For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of Credit Suisse.
Attestation Report of Ernst & Young LLP for Cohen Financial
Exhibit 34.60 to Form 10-K

1.	We note that the attestation report prepared by Ernst & Young LLP for Cohen Financial, a division of SunTrust Bank, states that:

•	no servicing activities were performed by Cohen Financial with respect to the servicing criterion set forth in Item 1122(d)(4)(ii) during the subject reporting period; and
•
“as described in management’s assertion,” Cohen Financial engaged a vendor to perform servicing activities with respect to the servicing criterion set forth in Item 1122(d)(4)(xi) during the subject reporting period.

However, the corresponding servicer assessment of Cohen Financial, filed as Exhibit 33.60 to your Form 10-K, does not include either of the above statements. Please revise either exhibit, as necessary, to reconcile these reports.

Robert S. Kim   Tel +1 212 504-6258   Fax +1 212 504-6666   robert.kim@cwt.com

Rolaine Bancroft
August 6, 2019

Cohen Financial has informed us that it intends to issue a revised servicer assessment to reconcile with the Ernst & Young attestation, which Credit Suisse will file as an amendment to the related Filing.

2.
In addition, the Ernst & Young attestation report references “Appendix A” of the Cohen Financial servicer assessment for a list of the asset-backed transactions covered by its servicing platform. However, there is no “Appendix A” mentioned in or included with Cohen Financial’s servicer assessment. It is not clear to us whether Ernst & Young erroneously referenced “Appendix A” or whether Cohen Financial should have included “Appendix A” with its servicer assessment to identify the scope of its servicing platform (see Instruction 1 to Item 1122 of Regulation AB). Please revise either exhibit, as necessary, to reconcile these reports.

Cohen Financial has informed us that it intends to issue a revised servicer assessment or attestation report to reconcile these reports, which Credit Suisse will file as an amendment to the related Filing.
In responding to the Staff’s comments with respect to the Filing, Credit Suisse has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:
•	Credit Suisse is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	Credit Suisse may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,
/s/ Robert S. Kim

Robert S. Kim

cc:	Charles Y. Lee
N. Dante LaRocca